October 14, 2010

Mr. Adam Turk
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:
Herbst Gaming, LLC (the "Company")
Form 10-12G (the "Form 10")
Filed August 17, 2010
File No. 000-54085

Dear Mr. Turk:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the "Staff") dated September 16, 2010. The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response and when requested, revised disclosure in bold text. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

  RESPONSE:

  The Company respectfully acknowledges the Staff's comment and understands that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 once the Form 10 goes effective. The Company will continue to respond to the Staff's comments until all of the Staff's comments have been addressed.

2.
Please tell us why you have filed this Form 10 prior to the reorganization transactions. Also, please update the status of the reorganization in your amendments.

  RESPONSE:

  Our proposed gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, Iowa Racing and Gaming Commission and the Missouri Gaming Commission. Such rules and regulations require us and our subsidiaries to obtain, and require our officers, key employees and business entity affiliates to demonstrate suitability to hold, gaming licenses prior to the consummation of the reorganization transactions. Once the Form 10 goes effective, we will be able to register as a publicly traded corporation with the Nevada Gaming Commission which will facilitate obtaining approvals of the various gaming authorities, and in particular the Nevada Gaming Commission. Once we obtain such approvals we will have the gaming licenses needed to consummate the reorganization transactions. Please see the revised disclosure reflecting the status of the reorganization on pages 3 and 4 of Amendment No. 1 to the Form 10 (the "Amended Form 10").

Herbst Gaming, LLC
October 14, 2010

3.
Throughout the registration statement you refer to the issuance of various securities as part of the transactions described in the registration statement such as senior secured loans and the associated guarantees along with your common units. Please tell us how such issuances will comply with the Securities Act of 1933.

  RESPONSE:

  The issuance of the senior secured loans and the associated guarantees will be made pursuant to the plan of reorganization approved by the United States Bankruptcy Code so will be issued pursuant to Section 1145 of the United States Bankruptcy Code and exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(7) thereof.

4.
We note that some of the terms and descriptions used in your disclosure may be unclear to investors. For example only, please revise to explain what you mean by the following terms:

•
"route operations," page 1;

•
"subject to compromise," page 46; and

•
"leverage grid-based spread," page 55.

  Please refer to Rule 421 of Regulation C.

  RESPONSE:

  Please see the revised disclosure on pages 1, 35 and 58 of the Amended Form 10.

Chapter 11 Reorganization, page 2

5.
On page 3, we note that the plan of reorganization will be fully implemented after the satisfaction or waiver of all conditions to the substantial consummation of the plan. We also note the three conditions disclosed in the third paragraph. Please confirm that those three conditions are the only conditions to the substantial consummation of the plan or identify the additional conditions and clarify which are waivable. Additionally, please expand your discussion of the conditions to consummation of the plan. For example, you should address:

•
What constitutes a "material breach" of your plan; and

•
Define which of your predecessors' agreements, the assumption or rejection of which shall be authorized by the bankruptcy court.

  RESPONSE:

  The conditions disclosed in the third paragraph on page 4 of the Amended Form 10 are the only conditions to the substantial consummation of the plan. Please see the revised disclosure on page 4 of the Amended Form 10.

6.
Your disclosure, as currently drafted, does not provide a clear picture of the restructuring transactions pursuant to which you will acquire the assets that will become your business. Please describe the material terms of the transaction and name all key parties involved.

  RESPONSE:

  Please see the revised disclosure on pages 3 and 4 of the Amended Form 10.

Herbst Gaming, LLC
October 14, 2010

7.
We note the reference to a lockup agreement and the term requisite lenders. Please revise to provide additional disclosure concerning the noted references so that a reader may understand their relevance to the overall transaction.

  RESPONSE:

  Please see the revised disclosure on pages 2 and 4 of the Amended Form 10.

8.
Please revise to clarify if the sum of the HGI Credit Facility, the 8.125% notes and the 7% notes represents the $1.1 billion in contractual long-term debt payment obligations disclosed on page 53 and the $1.2 billion in liabilities disclosed on page F-24. Also, clarify if the three noted items above represent all of your predecessors' outstanding debt.

  RESPONSE:

  Please see the revised disclosure on pages 3 and 56 of the Amended Form 10.

9.
Please revise to include a description of your corporate structure following the Substantial Consummation Date.

  RESPONSE:

  Please see the revised disclosure on pages 3 and 4 of the Amended Form 10.

Narrative Description of Business, page 4

Route Operations, page 4

10.
Please revise to disclose the breakdown between space lease arrangements and revenue sharing arrangements.

  RESPONSE:

  Please see the revised disclosure on page 5 of the Amended Form 10.

Casino Operations, page 4

11.
We note that you have provided square footage disclosure of gaming space for some properties but not others. Please revise to provide such disclosure for all of the casino assets.

  RESPONSE:

  Please see the revised disclosure in the table on page 6 of the Amended Form 10.

12.
Please revise to disclose the date each property was built. If the properties have been redeveloped since the initial construction completion, disclose the redevelopment date.

  RESPONSE:

  Please see the revised disclosure in the table on page 6 of the Amended Form 10.

Herbst Gaming, LLC
October 14, 2010

Item 1A. Risk Factors

13.
We note your disclosure on page 14 and elsewhere regarding how changes in control of the company are subject to the prior approval of various state gaming commissions. Please consider adding a risk factor which discusses how changes in control may be limited.

  RESPONSE:

  Please see the additional risk factor entitled "The prior approval of the Nevada Gaming Commission, Iowa Gaming and Racing Commission and Missouri Gaming Commission is required for change of control transactions and certain acquisitions of equity interests in the Company" on page 27 of the Amended Form 10.

14.
We note the statement in the introductory paragraph that additional risks that management may not be aware of may adversely affect you. Please note that this section should disclose all material risks. As such, please revise to remove the noted qualifying disclosure.

  RESPONSE:

  Please see the revised introductory paragraph on page 23 of the Amended Form 10 removing the noted qualifying disclosure.

We may face intense competition and experience a loss of market share, page 23

15.
This risk factor appears to encompass the risk factor that immediately follows it. Please revise to combine the two risk factors.

  RESPONSE:

  Please see the revised disclosure on page 24 of the Amended Form 10 which combines the two indentified risk factors.

The success of our route operations is dependent on our ability to renew our contracts, page 24

16.
In the business narrative section, please revise to disclose the portion of route contracts that are expiring in each of the next 5 years so that this material risk could be placed into context.

  RESPONSE:

  Please see the revised disclosure on page 25 of the Amended Form 10.

17.
Please remove the disclosure that your predecessors have historically been able to renew their contracts as that mitigates the risk factor.

  RESPONSE:

  Please see the revised disclosure on page 25 of the Amended Form 10 which removes the noted disclosure.

We face extensive regulation from gaming and other government authorities, page 24

18.
Within this risk factor, please state whether any state gaming commission must approve your plan of reorganization.

  RESPONSE:

  Please see the revised disclosure on page 25 of the Amended Form 10. See also the revised disclosure on page 4 of the Amended Form 10.

Herbst Gaming, LLC
October 14, 2010

Our operations, and the gaming industry as a whole, have been adversely affected by the recession...., page 25

19.
We note your statement that other studies have shown Nevada ranked at number one in foreclosure rates for the first quarter of 2010. Please identify the sources of your statistics here and throughout your registration statement.

  The U.S. Foreclosure Market Report for August 2010, released by RealtyTrac, reports that for the 44th straight month, Nevada continued to document the nation's highest state foreclosure rate. Please see the revised disclosure on page 28 of the Amended Form 10.

We expect to have significant indebtedness upon emergence from the bankruptcy proceeding, page 30

20.
Please revise to quantify the amount of debt you expect to owe after your reorganization is complete.

  RESPONSE:

  Please see the revised disclosure on page 32 of the Amended Form 10.

The volatility and disruption of the capital and credit markets....., page 31

21.
As currently drafted, this risk factor appears generic because the risk affects companies across industries. Please revise to clarify how this risk is specific to you or revise to remove the risk factor.

  Please see the revised disclosure on page 33 of the Amended Form 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

22.
Please revise to clarify the makeup of the Senior Secured Loan Credit Facility. Are you issuing securities in the form of notes with denominated face values?

  RESPONSE:

  Please see the revised disclosure on page 37 of the Amended Form 10.

Contractual Obligations, page 53

23.
Please tell us why you have not included your adequate protection payments within your table of contractual obligations table.

  RESPONSE:

  The table of contractual obligations includes contractual interest for the current year related to Predecessors' debt that is not being paid during the bankruptcy. The adequate protection payments are made in lieu of these interest payments so inclusion of both items would be inappropriate. Predecessors' considered that given the uncertainty of adequate protection payment amounts and that the contractual interest amount would be significantly greater, the appropriate and more conservative item to include would be the contractual interest.

Herbst Gaming, LLC
October 14, 2010

Industry and Market Data, page 57

24.
Please note that your disclaimer language on page 57 that you "make no representation as to the accuracy" of such industry information or estimates may be interpreted to suggest that investors should not rely on information provided in the registration statement. Please revise to remove the noted disclaimer.

  RESPONSE:

  Please see the revised disclosure on page 60 of the Amended Form 10 which removes the noted disclaimer.

Properties, page 58

25.
Please provide operating data for the portfolio of properties you intend to acquire. Where applicable, disclose occupancy rates, average daily rates ("ADR"), and revenue per available room ("RevPar"), For guidance, please refer to Item 15 of Form S-11.

  RESPONSE:

  To the extent material, occupancy rates and average daily room rates are addressed in Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company's business will primarily be the conduct of gaming operations, and not that of acquiring and holding real estate or interest in real estate for investment. As a result, we do not believe the reference to Item 15 of Form S-11 is appropriate.

26.
We note that several of your assets are leased and/or located on leased land. Please revise to discuss the material terms of your lease arrangements or tell us why such disclosure is not material. Also, please discuss the consequences to your operations if you are unable to renew the various leases upon expiration. Also, where the property is leased from a related party, please revise the appropriate section to discuss the conflict present when such leases are up for renewal.

  RESPONSE:

  Please see the revised disclosure on pages 61 and 63 of the Amended Form 10 to include omitted material lease terms. Predecessors' leases are designed to be long-term arrangements so as to minimize potential risk of business disruption for related properties upon their expiration. Accordingly, other than the lease at Terrible's Town Pahrump, Predecessors' lease terms extend thirty to fifty years or more into the future and as such, we feel this discussion is beyond the scope of the foreseeable future. The lease at Terrible's Town Pahrump expires in 2026, which is also beyond the scope of the foreseeable future. However, assuming operations at Terrible's Town Pahrump in 2026 are the same as such operations as of June 30, 2010, we do not expect the expiration of the lease to have a material adverse impact on our operations since EBITDA at Terrible's Town Pahrump as of June 30, 2010 comprised only 3.8% of Predecessors' EBITDA.

Herbst Gaming, LLC
October 14, 2010

  Herbst Gaming, Inc. leases certain properties from related parties who are related by association with the shareholders of that company. Upon substantial consummation of the plan of reorganization, these leases will be assigned to the Company or its subsidiaries, and the lessors of such properties will not hold equity interests in the Company. Consequently, the leases will no longer be with related parties.

27.
For your Midwest casinos, we note that the owned land contains "certain facilities." Please revise to clarify your reference to "certain facilities."

  RESPONSE:

  Please see the revised disclosure on page 63 of the Amended Form 10 to clarify land based facilities.

Security Ownership of Certain Beneficial Owners and Management, page 60

28.
Please revise your beneficial ownership table to include a column for the amount and nature of beneficial ownership that will be owned for each listed entity. See Items 403(a) and (b) of Regulation S-K.

  RESPONSE:

  With respect to the amount of beneficial ownership:
  The number of Common Units to be issued by the Company has not yet been determined. In addition as noted in the introductory paragraph to the table, the exact number of Common Units issuable to the current Lenders under that HGI Credit Facility and percentage of beneficial ownership cannot be determined until trading under the HGI Credit Facility has ceased and the final register of Lenders for the distributions on the Substantial Consummation Date has been established. We intend to file an amendment to the Form 10 revising the beneficial ownership table to include a column reflecting the number of Common Units held by and percentage beneficial ownership of by each listed entity once the final register is determined and the Common Units are issued .

  With respect to the nature of beneficial ownership:
  The Lenders will receive Common Units. As noted in the footnote to the table, the directors and executive officers will receive equity awards in the form of Common Units, restricted equity, options or similar equity awards, as will be determined by the Company pursuant to the Management and Director Equity Incentive Plan.

Executive Compensation, page 65

29.
We note your disclosure on page 29 and elsewhere that on the substantial consummation date, 5% of your common units will be reserved for issuance as equity grants or awards in connection with a Management and Director Equity Incentive Program. Please tell us if the referenced incentive program has been established.

  RESPONSE:

  The Management and Director Equity Incentive Program has not been established.

Herbst Gaming, LLC
October 14, 2010

Certain Relationships and Related Transactions, and Director Independence, page 65

30.
Please tell us why you have not provided the information required by Items 404(b) and (c) of Regulation S-K in this section.

  RESPONSE:

  Item 404(b) of Regulation S-K requires (1) a description of the Company's policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 and (2) identification of any transaction required to be reported under paragraph (a) of Item 404 since the beginning of the Company's last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

  Currently, the Company does not have any policies and procedures in place for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 because all of the transactions the Company expects to enter into have been approved by the Bankruptcy Court. However, upon completion of the reorganization transactions, the Company intends to implement procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 and will provide the information required by Item 404(b) of Regulation S-K in this section.

  Item 404(c) of Regulation S-K is not applicable to the Company.

Herbst Gaming Inc. Audited Consolidated Financial Statements, page F-2

Consolidated Statements of Operations, page F-3

31.
Please revise your consolidated statements of Operations here and throughout the filing to separately present revenues and expenses attributable to casino, hotel, and restaurant operations, or tell us how you determined that these separate activities are not major revenue providing activities. Refer to SAB Topic 11L.

  RESPONSE:

  The Company has reviewed the historical results related to restaurant and hotel operations. The Company has noted that restaurant operations have been less than 10% of total revenue accounting for 3.9%, 4.0%, 7.7%, 8.3% and 8.7% between 2005 and 2009 respectively. The Company has also noted that hotel operations have accounted for 1.4%, 1.2%, 4.4%, 4.3% and 4.5% between 2005 and 2009 respectively. Based on this review of the historical percentage of restaurant and hotel revenue compared to total revenue, the Company believes that combining restaurant and hotel revenue with casino gaming revenue is appropriate under SAB Topic 11L.

Note 8. Long-Term Debt, page F-19

32.
We note your disclosures regarding the current outstanding balance under the HGI Credit Facility. Please revise here and on page F-41 to clarify the date at which the balance of the HGI Credit Facility is disclosed.

  RESPONSE:

  Please see the revised disclosure on pages F-8, F-19, F-41 and F-44 of the Amended Form 10.

Herbst Gaming, LLC
October 14, 2010

Exhibits

33.
We note that none of the predecessors' lease agreements have been filed. Please tell us why none of the noted agreements are material to your operations. Please refer to Item 601(b)(10) of Regulation S-K. Also, please tell us whether the lockup agreement and HGI credit facility agreement referenced on page 3 are material to an understanding of your reorganization transaction.

  RESPONSE:

  Item 601(b)(10) of Regulation S-K requires the Company to file any material lease under which a part of the property described in the Form 10 is held by the Company. The Company will not hold any of the property described in the Form 10, nor be a party to any material lease governing such property, until consummation of the Plan. Consequently, none of Predecessors' lease agreements were filed with the Form 10. The Company is determining which of Predecessors' material agreements will continue to be in effect following consummation of the Plan. The Company will file all contracts that are assumed in connection with the Plan and are required to be filed pursuant to Item 601(b)(1). The lockup agreement and HGI credit facility are material to an understanding of the HGI reorganization but the Company is not party to such agreements. HGI has filed such agreements with the Commission.

* * *

Attached is a statement from the Company acknowledging the items requested in your original letter. If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 889-7625.

Sincerely,

/s/ DAVID ROSS David Ross Manager

Attachments

cc:
Deborah J. Ruosch, Milbank Tweed Hadley & McCloy
Tom Walker, Deloitte & Touche

Herbst Gaming, LLC
October 14, 2010

        The undersigned on behalf of Herbst Gaming, LLC (the "Company") acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ DAVID ROSS David Ross Manager